UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41598

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/23_ AND ENDING _12/31/23_
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS_

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 MARIN STREET SUITE 416

                                    (No. and Street)

THOUSAND OAKS	CA	91360
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN STARK	818-735-9860	STEVE@STARKMB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRIAN W. ANSON, CPA

                        (Name – if individual, state last, first, and middle name)

18455 BURBANK BLVD., SUITE 404	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN STARK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]



Title:
CHIEF EXECUTIVE OFFICER



Masoud Pazokitabar
Notary Public

MASOUD PAZOKITABAR
COMM. #2469022
Notary Public - California
Ventura County
My Comm. Expires Oct. 30, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2023, the related statements of operatons, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. My responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The Supplemental Information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2021.
Tarzana, California
January 31, 2024

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which I.E. Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) I.E. Investments, Inc. dba Stark Municipal Brokers stated that I.E. Investments, Inc. dba Stark Municipal Brokers met the identified exemption provision throughout the year ended December 31, 2023, without exception. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 31, 2024

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Board of Directors of I.E. Investments, Inc. dba Stark Municipal Brokers

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of I.E. Investments, Inc. dba Stark Municipal Brokers (the Company) is responsible for its Form SIPC-7 and for its compliance with those requirements.

The Company's management and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and by the American Institute of Certified Public Accountants. I was not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 31, 2024

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023


I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023


Assets
Cash and cash equivalents	$	260,938
Deposits with clearing organization		57,577
Receivables, clearing organization		1,077
Receivables, officer		35
Receivables, other		19,718
Prepaid expenses and other assets		19,650
Prepaid income taxes		2,160
Right of use assets - operating leases		19,982
Deferred taxes		43,532
Total Assets	$	424,669


Liabilities and Stockholder's Equity


Liabilities
Payables, clearing organization	$	28
Accounts payable		30,980
Operating lease liabilities		20,883
Total Liabilities		51,891

Stockholder's Equity
Common stock, $100 stated value, 100,000 shares authorized, 1,700 shares issued and outstanding		170,000
Retained earnings		202,778
Total Stockholder's Equity		372,778
Total Liabilities and Stockholder's Equity	$	424,669


The accompanying notes are an integral part of these financial statements


I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

Revenues		
Commissions	$	1,233,522
Realized gains from investments		3
Total Revenues		1,233,525
Operating Expenses		
Employee costs and benefits		900,895
Information, technology and communication		168,643
Travel and promotion		103,430
Clearing, trading and exchange fees		53,295
Occupancy		50,210
Professional fees		21,497
Other expenses		74,453
Total Operating Expenses		1,372,423
Loss from Operations		(138,898)
Other Income		
Interest income		15,435
Other income		32
Total Other Income		15,467
Net Loss Before Income Taxes		(123,431)
Recovery of Income Taxes		19,935
Net Loss	$	(103,496)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2023

	Common Stock		Retained Earnings		Total Stockholder's Equity	
Balance - Beginning	$	170,000	$	306,274	$	476,274
Net Loss		--		(103,496)		(103,496)
Balance - Ending	$	170,000	$	202,778	$	372,778

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:

Net loss	$	(103,496)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Deferred taxes		(21,735)
Changes in operating assets and liabilities:		
Deposits with clearing organization		(953)
Receivables, clearing organization		1,750
Receivables, officers		2,453
Receivables, other		4,930
Prepaid expenses and other assets		86,996
Prepaid income taxes		(2,160)
Right of use assets - operating leases		62,764
Payables, clearing organization		(56)
Accounts payable		4,717
Income taxes payable		(2,134)
Operating lease liabilities		(68,821)
Net cash used in operating activities		(35,745)

Cash flows from investing activities:		
Realized gain from investments		--
Cash flows from financing activities:		--
Net decrease in cash and cash equivalents		(35,745)
Cash and cash equivalents - beginning of year		296,683
Cash and cash equivalents - end of year	$	260,938

Supplemental disclosures of cash flow information:		
Income taxes paid	$	6,094
Interest expense paid	$	750

The accompanying notes are an integral part of these financial statements

Note 1- General and Summary of Significant Accounting Policies

General

I.E. Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

<u>Cash and Cash Equivalents</u>

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

<u>Property, Plant and Equipment</u>

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purpose on straight-line basis using the modified accelerated depreciation system. For the year ended December 31, 2023, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

<u>Right of Use Assets – Operating Leases</u>

The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right of use ("ROU") asset with a corresponding lease liability. The Company does not recognize ROU assets and liabilities for leases with a term of 12 months or less.

Note 1- General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a C Corporation for Federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification ("ASC")740, *Income Taxes.*

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimated.

Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2023, through January 31, 2024, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 2 - Deposits with Clearing Organization

The Company, under SEC Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of SEC Rule 15c3-3. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934. The clearing Broker has custody of the certain cash balance maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2023 was $57,577.

Note 3 - Receivables from and Payables to Clearing Organization

The Company recognizes revenue at trade date and the amounts receivable include unsettled trades. This complies with the Municipal Securities Rulemaking Board. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivables for unsettles trades in the amount of $1,077 as of December 31, 2023.

Note 4 – Receivables, Other

The Company entered into an agreement dated January 15, 2022 (the "Agreement") with Information Publishing, Inc. to sell the Company's 10.27% limited partnership interest in Municipal Bond Information Services, LLC ("MBIS"). Under the Agreement, the Company will receive annual installment payments for five (5) years beginning in 2023, calculated by a percentage of excess revenue formula defined in the Agreement or $4,930, whichever is higher. The Company received $4,933 during the year ended December 31, 2023, which is $3 higher than the minimum due of $4,930. The amount paid in excess of the minimum installment due under the agreement is reported on the Statement of Income under Revenues, Realized gains from investments. The balance of the installment payments due as of December 31, 2023 is $19,718 and is reported on the Statement of Financial Condition under Receivables, Other. Management believes the amount receivable under the sale agreement is collectible and no allowance for uncollectable accounts is warranted.

Note 5 - Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The current and deferred portion of the income tax expense included in the statement of income for the year ended December 31, 2023 is as follows:

	Current	Deferred	Total
Federal tax (expense) recovery	$ --	$ 18,293	$ 18,293
State tax (expense) recovery	(1,800)	3,442	1,642
Total income tax (expense) recovery	$ (1,800)	$ 21,735	$ 19,935

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2023 are:

Deferred tax assets (liabilities):	
Operating loss carryover	$ 44,598
Donations carryover	3,667
Passive loss carryover	795
Operating lease amortization	265
Deferred revenue	(5,793)
Total	$ 43,532

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2023.

The Company files Federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2023.

Note 6 – Commitments

Operating Leases

Operating leases are included in the Right of use lease assets – operating leases and Operating lease liabilities on the Statement of Financial Condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a sixty-four-month agreement dated August 10, 2018 that commenced on November 1, 2018 for its office space in Thousand Oaks, CA. Lease expense for the Thousand Oaks office space was $50,210 for year ended December 31, 2023 and is reported on the Statement of Income, under Operating Expenses, Occupancy. The discount rate used to compute the lease liability and ROU asset at the commencement date of the lease is 10.42%, which is the implicit rate. The implicit rate was computed using current estimated market value data readily available to determine the current asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available.

The Company is obligated under the terms of a non-cancellable operating lease of an automobile, and was obligated during the year ended December 31, 2023 under a second non-cancelable automobile lease which ended September 20, 2023. Lease expense for automobiles for the year ended December 31, 2023 was $16,134 and is reported on the Statement of Income, under Operating Expenses, Travel and promotion. The discount rate used to compute the lease liabilities and ROU assets at the commencement date of the leases is the implicit rate in the leases, computed using current and residual asset values stated in the leases and the lease costs to compute the implicit rate. The implicit rates in the two automobile leases are 0.07% for the lease that ended September 20, 2023 and 4.03% for the operating lease still under contract as of December 31, 2023.

Note 6 – Commitments (Continued)

Operating Leases (Continued)

The total of the commitments over the remaining non-cancellable terms as follows:

Year ending December 31,		
2024		20,817
2025		350
Total undiscounted lease payments		21,167
Less: imputed interest		284
Total operating lease liabilities	$	20,883

Other information related to leases as of December 31, 2023 is as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $72,401

Supplemental non-cash investing and financing activities information:

Weighted average remaining operating lease term: 6 months

Weighted average discount rate for operating leases: 6.94%

The Company leases various software under short term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $146,360 for the year ended December 31, 2023 and is reported on the Statement of Income, under Operating Expenses, Information, technology and communication. Short term and month-to-month leases are not included in the weighted averages listed above.

Note 7 - Concentrations - Revenue

The Company received fifteen (15) percent of its revenue from one customer. This concentration of revenue is material to the Company operations as a whole.

Note 8 - Risk and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 9 - Related Party

The related party to the Company is stockholder Stephen Stark. Transactions with related the party are limited to the use of the Company credit card. Throughout the year certain officer's personal expenses are paid by the Company. The advances are due on demand and do not bear interest and are repaid annually. There was a balance due of $35 from the related party for the year ended December 31, 2023 and is reported on the Statement of Financial Condition under Assets, Receivables, officer.

Note 10 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2023 or during the year then ended.

Note 11 - Net Capital Requirements

The Company is subject to Uniform Net Capital Rule pursuant to SEC Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2023 was $280,674. This exceeded minimum net capital requirements by $130,674.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-1

AS OF DECEMBER 31, 2023

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2023.

Computation of net capital

Common stock	$	170,000		
Retained earnings		202,778		
Total stockholder's equity			$	372,778
Receivable, officer		35		
Receivable, other		19,718		
Prepaid expenses and other assets		19,650		
Prepaid income taxes		2,160		
Right of use assets - operating leases		377		
Deferred taxes		43,532		
Total non-allowable assets				85,472
Net capital before haircuts				287,306
Less: Haircuts on securities				
Haircuts on marketable securities		4,780		
Undue concentration		1,852		
Total haircuts on securities				6,632
Net Capital				280,674
Aggregate indebtedness				
Total liabilities	$	51,891		
Less: Operating lease liabilities to extent of ROU asset		19,605		
Aggregate indebtedness	$	32,286		

Computation of basic net capital requirement
Minimum net capital requirement:

6 2/3 percent of net aggregate indebtedness	$	2,152		
or minimum dollar net capital requirement		150,000		
Net capital required (greater of above)				150,000
Excess net capital			$	130,674
Ratio of aggregate indebtedness to net capital				.12:1

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

AS OF DECEMBER 31, 2023

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE III-INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2023

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Amount
Total assessment	$ 1,792
SIPC-6 general assessment Payment made on July 28, 2023	(945)
SIPC-7 general assessment payment made on February 1, 2024	(847)
Total assessment balance (overpayment carried forward)	$ -

See report of independent registered public accounting firm

STARK

MUNICIPAL BROKERS

EXEMPTION REPORT

I.E. Investments, Inc. dba Stark Municipal Brokers claims exemption under SEC Rule 15c3-3(k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer "who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with another clearing broker or dealer." The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023, without exception.



Stephen Stark

PRESIDENT/CEO

Title

1-31-24

Date

515 Marin Street • Suite 416 • Thousand Oaks, CA 91360 • 818-735-9860